January 20, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Helix Acquisition Corp. III Registration Statement on Form S-1 File No. 333-291993

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Helix Acquisition Corp. III that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on January 22, 2026, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

LEERINK PARTNERS LLC

By:	/s/ Sean Pitt
	Name:	Sean Pitt
	Title:	Senior Managing Director

OPPENHEIMER & CO. INC.

By:	/s/ Peter Bennett
	Name:	Peter Bennett
	Title:	Managing Director, Head of Equity Capital Markets

[Signature page to Underwriter’s Acceleration Request]